UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2011
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Commission File Number: 001-32199

Ship Finance International Limited
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(Translation of registrant's name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [   ]   No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

       Attached as Exhibit 1 is a copy of the press release of Ship Finance International Limited (the "Company"), dated February 11, 2011, which includes the Company's presentation of the Preliminary Fourth Quarter 2010 Results held Friday, February 18, 2011.

Exhibit 1

SFL - 4Q 2010 Presentation

Press release from Ship Finance International Limited February 11, 2011

Please find enclosed the presentation of the Preliminary Fourth Quarter Results to be held Friday 18, 2011 in the link below.

SFL - 4Q 2010 Presentation: http://hugin.info/134876/R/1490614/426301.pdf

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SHIP FINANCE INTERNATIONAL LIMITED

Date: February 22, 2011

By: /s/ Ole B. Hjertaker_____________
Name:  Ole B. Hjertaker
Title:  Chief Executive Officer, Ship Finance Management AS